*AB 3/4

15046772

SEC Mail Processing Section FEB 27 2015 Washington DC 403

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31701

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) to 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan (631) 979-0097
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 W 50th Street (Address) New York (City) New York (State) 10020 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2015 REGISTRATIONS BRANCH 02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/6/15

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of First Empire Securities, Inc., as of December 31, 2014, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROGER A SMITH
MY COMMISSION #FF175830
EXPIRES November 13, 2018
(407) 398-0153 FloridaNotaryService.com

Signature

President
Title

Subscribed and sworn to before me this
20 day of February 20 15

Notary Public

This report** contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Year ended December 31, 2014

PUBLIC

Per Rule 17a-5(e)(3)

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Form X-17A-5, Part III

Year ended December 31, 2014

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

MAZARS

WeiserMazars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
First Empire Securities, Inc.

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. as of December 31, 2014. This financial statement is the responsibility of First Empire Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Empire Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
February 20, 2015

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 493,482
Deposits with clearing broker	260,304
Securities owned, at fair value	34,512,218
Receivable from affiliates	189,208
Cash surrender value of life insurance	4,221,866
Prepaid expenses and other assets	233,865
Security deposit	201,224
Property, equipment and leasehold improvements, net	1,580,286
	$ 41,692,453
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 1,697,413
Payable to clearing broker	29,064,690
Payable to affiliates	20,137
Securities sold, not yet purchased	984,448
Note payable	63,997
Deferred compensation payable	3,315,274
	35,145,959
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid-in capital	1,500,000
Retained earnings	4,722,338
	6,546,494
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,692,453

See notes to this financial statement.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 1 - Nature of Business

First Empire Securities, Inc., (the "Company") a New York Corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts on a fully disclosed basis. The Company is a wholly-owned subsidiary of First Empire Holding Corp. The Company maintains a nationwide customer base which primarily consists of financial institutions, credit unions and other broker dealers. The Company's primary operations involve buying and selling fixed income securities.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary, customer trading securities, and other securities are included in securities owned at fair value on the statement of financial condition. Realized and unrealized gains and losses arising from both trading and investment activities are reported on a settlement date basis. The difference between trade-date basis and settlement-date basis accounting is not deemed material to the Company's financial statements. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less.

The Company maintained cash of $248,846 at December 31, 2014 in excess of the FDIC insurance limits. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the leases. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Income Taxes

The Company is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries, and is included in the consolidated federal income tax return of the controlled group. First Empire Holding Corp. has elected, by consent of its stockholder, to be taxed as an S Corporation for Federal and State tax purposes and files a consolidated tax return. Under those provisions, the Company does not pay Federal or New York State corporate income taxes on its taxable income. After December 21, 2012, all common stock of First Empire Holding Corp. is owned by an "Employee Stock Ownership Plan" for which the plan is not liable for Federal or State income tax.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a corporation electing to be taxed as a pass-through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the financial statements are issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a minimum collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2014 is $260,304.

Note 4 - Cash Surrender Value of Life Insurance

The Cash Surrender Value of Life Insurance represents the cash value for insurance contracts concerning certain key employees.

Note 5 - Fair Value

The Company records financial instruments at fair value using the framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in three broad levels listed below:

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 5 - Fair Value (continued)

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities measured at fair value on a recurring basis are summarized below:

There were no securities measured utilizing Level 3 inputs as of December 31, 2014.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
Securities owned, at fair value			
United States Treasury Bills	$ 30,000,000	$ 30,000,000	$ -0-
Bonds/Notes/CD's	503,793	-0-	503,793
Government Securities	4,008,425	-0-	4,008,425
	$ 34,512,218	$ 30,000,000	$ 4,512,218
Liabilities			
Securities sold, not yet purchased			
Government Securities	$ 984,448	$ -0-	$ 984,448

On December 31, 2014, the Company purchased United States Treasury Bills of approximately $30,000,000, which matured on January 2, 2015. These Treasury Bills are included in securities owned, at fair value on the statement of financial condition. The Company did not have any other significant investments in United States Treasury Bills during 2014.

It is the policy of the Company to recognize transfers between levels at year-end. There were no transfers between Level 1 and Level 2 during the year.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 6 - Property, Equipment, and Leasehold Improvements, Net

Property, equipment, and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1,257,799
Office equipment	1,975,505
Leasehold improvements	1,400,755
Automobile	124,993
	4,759,052
Less: Accumulated depreciation and amortization	3,178,766
	$ 1,580,286

Note 7 - Payable to Clearing Broker

The Company clears its trading securities, as described in Note 3, through Pershing, LLC on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Payable to the clearing broker is for the purchase of securities net of amounts due from the clearing broker from all transactions.

Note 8 – Note Payable

Note payable as of December 31, 2014 is summarized as follows:

$71,997, 6-year, 1.99% per annum note payable; repayable in monthly installments of in the amount of $999.95; maturing on May 10, 2020; secured by the equipment purchased.	$ 63,997

Note 9 - Related Party Transactions

First Empire Securities, Inc. is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies. At December 31, 2014, the Company had a receivable from affiliates of $189,208, and a payable to affiliates of $20,137.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 10 - Commitments and Contingencies

Operating Leases

During 2004, the Company entered into an agreement to rent office space, expiring March 2015, that is accounted for as an operating lease. This lease was renewed for a period expiring March 2027 and contains certain rent abatements and escalation clauses which are recognized on a straight line basis over the life of the lease. The deferred rent associated with this lease is $200,000 as of December 31, 2014 and is recorded in accounts payable and accrued expenses on the statement of financial condition. The Company also entered into various lease agreements for office equipment and transportation equipment expiring through June 2018.

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2015	$ 419,833
2016	686,668
2017	832,282
2018	845,044
2019	841,858
Thereafter	6,705,263
	$10,330,948

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2014, are not reasonably assured of being exercised.

Note 11 – Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with Pershing, LLC (the clearing broker), and promptly transmits all customers' funds and securities to Pershing, LLC, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for charges on introduced customer accounts carried by Pershing, LLC. In addition, the Company may be exposed to off-balance-sheet risk in the event Pershing, LLC is unable to fulfill its contractual obligations.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2014 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2014

Note 12 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company, at its sole discretion, credits amounts to participants' account balances under this Plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

For the year ended December 31, 2014, the projected benefit obligation is $3,315,274 which is recorded as deferred compensation payable on the statement of financial condition. Key assumptions utilized in the valuation of the projected benefit obligation are a discount rate of 3.95%, and an assumed turnover rate and retirement age.

Note 13 – Retirement Plans

401(k) Plan

The Company participates in a 401(k) plan for eligible employees who meet certain age and service requirements. For the year ended December 31, 2014 there were no employer contributions.

Employee Stock Ownership Plan

First Empire Holding Corp. (the "Sponsor") Employee Stock Ownership Plan (the "ESOP") was established on December 21, 2012. The purpose of the ESOP is to provide retirement benefits to eligible employees. The ESOP is a leveraged employee stock ownership plan that covers all eligible employees of the Company that meet certain age and service requirements, as defined. The Sponsor makes annual contributions to the ESOP. As contributions are made by the Sponsor, shares are released from the suspense account and allocated to participants who are actively employed on the last day of the plan year, or who are not actively employed on the last day of the plan year because of disability or death occurring during such plan year. Although not a guarantor, the common stock of the Company is pledged as collateral for the bank debt owed by First Empire Holding Corp.

Note 14 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2014, the Company has net capital of $4,179,299 which is $3,839,511 in excess of its required minimum net capital of $339,788 (the greater of $100,000 or 6.67% of $5,096,821 aggregate indebtedness). At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital is 1.22 to 1.